September 30, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3720

Attention:	Charles Eastman
Robert S.Littlepage

Re:	IJASCODE HANDSOFF MARKETING SYSTEM
Form 1-A
Filed July 19, 2019
File No. 024-11044

Ladies and Gentlemen:

We respectfully request that the above referenced Offering Statement on Form 1-A, as amended to date, for IJASCODE HANDSOFF MARKETING SYSTEM, a California corporation, be declared qualified by the Securities and Exchange Commission at 5:00 p.m., Pacific Time, October 2, 2019, or as soon thereafter as is practicable. The registration process for the Ijascode Company with the California Department of Business Oversight will be based upon the approval or qualification letter from the Securities and Exchange Commission.

In making this request, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 30, 2019

Sincerely,

IJASCODE HANDSOFF MARKETING SYSTEM

/s/ Jayson Panopio
Jayson Panopio
Chief Executive Officer